Exhibit 17

To:          Herbert Lindo

From:     Ed W. Vietmeier

Subject: Resignation for Kenilworth Board of Directors

Date:      July 16, 2010

At the July 16, 2010 board meeting, it has come to my attention the careless and inappropriate business practices of Kenilworth Systems.  As a Director, I was not aware of the inappropriate activities conducted in the name of business and I feel betrayed.     I feel the Board of Directors should be fully informed in the business practices of the company.   This is not and was not the case with Kenilworth, as pertinent and vital information was purposely withheld from the Directors.  These inappropriate business practices go against my code of ethics, principles, morals and beliefs, therefore; effective immediately, I resign my position as a Director of Kenilworth.

Good luck with your endeavors,

Edward W. Vietmeier